82-8604

REG TECHNOLOGIES, INC.

#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

05013022

November 10, 2005

SUPPL

SEC MAIL RECEIVED NOV 2005 WASH. D.C.

Securities Exchange Commission
450 5th Street N. W.,
Washington, D.C.
20549

Re: Reg Technologies Inc. - File No. 82-846

Dear Sirs:

Please find enclosed Reg Technologies, Inc. insider reports dated November 10, 2005 for the following:

Susanne Robertson;
SMR Investments Ltd.; and
John Robertson.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

enclosure

PROCESSED
DEC 0 5 2005
THOMSON
FINANCIAL

dw 12/5

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RegTechnologies, Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 02 MM 12 YY 04

(second date line) DD MM YY: (blank)

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SMR INVESTMENTS LTD.

GIVEN NAMES:

NO.: 11871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
									☐			
									☐			
									☐			
									☐			
COMMON	3,356,807								☐	3,456,807	I	
									☐			
WARRANTS	641,946								☐	541,946	I	
									☐			
									☐			

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: J Robertson

DATE OF THIS REPORT: DD 10 MM 11 YY 05

SMR Investments Ltd. report dated November 10, 2005 - Reg Technologies, Inc.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	3,356,807	13-Sep-05	53	100,000		0.25	3,456,807	1	
							3,456,807		
							3,456,807		
							3,456,807		
WARRANTS	641,946	13-Sep-05	53		100,000	0.25	541,946	1	

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 22 MM 03 YY 05

DD ___ MM ___ YY ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: JOHN

NO.: 11871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	631,669								☐	1,381,669	1	
									☐			
OPTION	750,000								☐	750,000	1	
									☐			
COMMON	1,118,530								☐	1,118,530	2	ACCESS INFO. SERV.
									☐			
WARRANTS	0								☐	0	2	ACCESS INFO. SERV.
									☐			
									☐			

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 10 MM 11 YY 05

John Robertson report dated November 10, 2005, 2005 - Reg Technologies, Inc.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	631,669	11-Oct-05	51	750,000		0.10	1,381,669	1	
OPTION	750,000	11-Oct-05	51		750,000	0.10	0	1	
		20-Oct-05	51	750,000		0.30	750,000	1	
COMMON	1,118,530						1,118,530	2	Access Information Services

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER					DD	MM	YY
4				DATE OF LAST REPORT FILED	22	03	05
				OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER			

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: SUSANNE

NO.: 11871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	619,975								☐	629,975	1	
OPTION	250,000								☐	250,000	1	
COMMON	3,356,807								☐	3,456,807	2	SMR Investments Ltd.
WARRANTS	641,946								☐	541,946	2	SMR Investments Ltd.

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
SUSANNE ROBERTSON	[signature]		10	11	05

Susanne Robertson report dated November 10, 2005 - Reg Technologies, Inc.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	584,975	24-Jan-05	10	15,000		$0.64	599,975	1	
		11-Mar-05	10	10,000		$0.56	609,975	1	
		11-Mar-05	10	3,000		$0.415	612,975	1	
		14-Mar-05	10	7,000		$0.41	619,975	1	
		16-Mar-05	10	3,000		$0.415	622,975		
		16-Mar-05	10	10,000		$0.56	632,975		
		17-Mar-05	10	7,000		$0.41	639,975		
		2-Sep-05	10		3,000	$0.45	636,975		
		2-Sep-05	10		7,000	$0.445	629,975		
OPTION	250,000						250,000	1	
							250,000	1	
COMMON	3,356,807						3,456,807	2	SMR INVESTMENTS LTD
WARRANTS	641,946						541,946	2	SMR INVESTMENTS LTD